Exhibit (a)(8)(A)

EXELA TECHNOLOGIES, INC.

Offer to Exchange up to 100,000,000 shares of its Common Stock (in 20 share increments) for up to $125,000,000 aggregate liquidation preference of its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock

Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). Common Stock may only be tendered in increments of 20 shares. The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”). The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, the Offer to Exchange and the other Offer Documents. A more comprehensive summary is available beginning on page 3 of the Offer to Exchange. Capitalized terms used but not otherwise defined in this summary have the meanings assigned to them elsewhere in the Offer Documents.

•	What is the Offer?

•	In the Offer, the Company is offering to exchange shares of Common Stock in 20 share increments and then retiring those shares. The Company is paying one share of Series B Preferred Stock for each 20 shares, thus for each increment of 20 shares, a shareholder will receive one Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (the equivalent of $1.25 per share of Common Stock).

•	The $1.25 liquidation preference per common share equivalent of the Series B Preferred Stock represents a 257% increase over the last reported sales price of our Common Stock as of April 15, 2022, on The Nasdaq Capital Market.

•	You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•	Why is the Company Amending the Offer?

Subsequent to the commencement of the Offer, Nasdaq expressed concerns regarding the ability of the Series B Preferred Stock and the proposed new series of voting preferred stock to meet the Nasdaq listing requirements. The Tandem Stock Dividend is designed to address the Nasdaq concerns, and because the Tandem Stock Dividend will result in effectively granting voting rights to the Series B Preferred Stock, the exchange of the Series B Preferred Stock for a new series of voting preferred stock was no longer deemed to be necessary or desirable.

•	What are the terms of the Series B Preferred Stock?

Ranking and Liquidation Preference. The Series B Preferred Stock ranks senior to the Common Stock and thus upon liquidation, dissolution or similar event receives payment before any distribution is made with respect to the Common Stock. Upon a liquidation, dissolution or similar event, the holder of a share of Series B Preferred Stock is entitled to the greater of (1) the $25 per share liquidation preference plus accrued and unpaid dividends, or (2) the amount that the holder would have received if the Series B Preferred Stock had been converted immediately prior to such event. Thus, any holder of Common Stock who exchanges their Common Stock for Series B Preferred Stock will upon liquidation or similar event receive at least as much as such holder would have received if they had retained their Common Stock. See “Description of Series B Preferred Stock –Liquidation Preference.”

Dividends. Holders of shares of our Series B Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of our Series B Preferred Stock, and will participate in any dividend or distribution of cash or other property paid in respect of our Common Stock pro rata with the holders of the Common Stock, in each case subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series B Preferred Stock (including our currently outstanding Series A Preferred Stock) with respect to dividend rights. See “Description of Series B Preferred Stock — Dividends” for additional detail.

Redemption. The Series B Preferred Stock is redeemable by us upon the occurrence of a Change of Control (defined below), in whole but not in part, within 120 days after the first date on which such Change of Control occurred for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date. If the Series B Preferred Stock is called for Redemption, a holder may still exercise the holder’s right to convert the Series B Preferred Stock to Common Stock. Thus, any holder of Common Stock who exchanges their Common Stock for Series B Preferred Stock will upon a Change of Control receive at least as much as such holder would have received if they had retained their Common Stock. For additional detail and the definition of a “Change of Control”, see “Description of Series B Preferred Stock — Change of Control Optional Redemption”.

Conversion. Holders of our Series B Preferred Stock have the option to convert some or all of the outstanding shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). Thus, any holder of Common Stock who exchanges their Common Stock for Series B Preferred Stock will retain the right to participate in any increase in value of the Common Stock above the $1.25 conversion price. In addition, if at any time the Five-Day VWAP of our Common Stock exceeds the Conversion Price, we have the option to convert the outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price. See “Description of Series B Preferred Stock — Conversion Rights” for additional detail.

No Maturity. Accordingly, because our Series B Preferred Stock has no maturity date, and we are not required to redeem our Series B Preferred Stock at any time, our Series B Preferred Stock will remain outstanding indefinitely unless a holder of shares of our Series B Preferred Stock decides to convert it or we decide to convert or redeem it

Voting. In the event that the Company fails to pay cash dividends on the Series B Preferred Stock for eight consecutive quarters, the Series B Preferred Stock has the right to participate in the election of one member of our board of directors. See “Description of the Series B Preferred Stock — Voting Rights” for additional details. Following the Tandem Stock Dividend, holders of the Series B Preferred Stock will effectively have twenty votes (representing the number of votes of the Common Stock surrendered in exchange for one share of Series B Preferred Stock). See “Description of the Tandem Stock Dividend”. Thus, any holder of Common Stock who exchanges their Common Stock for Series B Preferred Stock will effectively retain their existing voting rights.

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•	What is the Tandem Stock Dividend?

We intend to declare a dividend of one share of Tandem Preferred Stock for each share of outstanding Series B Preferred Stock (the “Tandem Stock Dividend”). The Tandem Stock Dividend will have a record date subsequent to the date of issuance of the Series B Preferred Stock in the Offer. On all matters submitted to a vote of the stockholders of the Company, the holders of the Tandem Preferred Stock will vote with the holders of the Common Stock as a single class. Each share of Tandem Preferred Stock will have 20 votes (representing the number of votes of the Common Stock surrendered in exchange for one share of Series B Preferred Stock), which will be subject to adjustment for stock splits and similar transaction. The Tandem Preferred Stock will trade with the Series B Preferred Stock as a unit, and may not be transferred separately from the associated share of Series B Preferred Stock. The Tandem Preferred Stock will have no economic rights. See “Description of The Tandem Stock Dividend” for additional details

•	If I hold through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), how do I participate in the Offer?

•	To tender your shares in the Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

•	Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 11:59 p.m., New York City time, on May 16, 2022.

•	If you are having difficulty in instructing your broker, you may contact our Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

•	Some helpful links and contact information for popular retail brokerage firms included below.

Brokerage Firm	Contact Information
TD Ameritrade	Call 1-888-723-8504, option 1 https://invest.ameritrade.com/grid/p/site#r=jPage/cgi-bin/apps/u/InboxHome
Robinhood	https://robinhood.com/us/en/support/articles/how-to-contact-phone-support/ or https://robinhood.com/contact
Fidelity	https://digital.fidelity.com/ftgw/digital/corporate-actions/
E*Trade	Call 1-800-387-2331
Charles Schwab	https://client.schwab.com/Accounts/EReorg/eReOrgActiveAccountOffers.aspx Call 1-800-435-4000
Sofi Invest	Chat with Invest Support — https://www.sofi.com/chat/v1/web/sofi/?product=invest Call 1-(855) 525-7634
eToro	https://www.etoro.com/en-us/customer-service/

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•	Can you provide an example on what happens if I own 1,000 shares?

Holders of Common Stock can either:

1.	Tender any amount of your 1,000 shares, as long as it is in 20 share increments, with each 20 share increments being exchanged for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock) regardless of the share price when you tender. If the tender is oversubscribed, then the Series B Preferred Stock will be allocated among the tendering stockholders on a pro rata basis. For example, if 200,000,000 shares are tendered, 500 of your shares would be exchanged into 25 shares of Series B Preferred Stock and you would keep the remaining 500 common shares. If 100,000,000 shares or less are tendered then whatever amount of stock you tender, the full amount would convert into shares of Series B Preferred Stock.

2.	Do nothing and keep the 1,000 shares you currently own.

If you choose option 1, you will receive Series B Preferred Stock with a 6% cumulative dividend, which accrues and is payable to investors quarterly. You can choose to convert your shares of Series B Preferred Stock to shares of Common Stock at a Conversion Price of $1.25. You also have the ability to sell Series B Preferred Stock at any time you would like.

•	Is this exchange offer available for retail and institutional investors?

Yes, any type of investor can participate.

•	How many shares of Common Stock are sought to be exchanged in the Offer? Is it a condition to the Offer?

We are offering to exchange up to 100,000,000 shares of our Common Stock, representing approximately 20.6% of our shares of Common Stock outstanding as of April 15, 2022. There is no condition relating to the tender of a minimum number of shares of Common Stock.

•	Why is the Company making the Offer?

On March 10, 2022, the Company’s prior exchange offer in which it offered to exchange Common Stock for Series B Preferred Stock expired and all validly tendered shares of Common Stock were accepted for exchange (the “Prior Exchange Offer”). Although the Company had sought 100,000,000 shares of Common Stock in the Prior Exchange Offer only 18,006,560 shares were validly tendered.

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In conducting the Prior Exchange Offer, the Company believed that the then current price for the Common Stock did not reflect the intrinsic value of the Company. In connection with the announcement of its earnings for the third quarter of 2019, the Company announced a ‘debt reduction and liquidity improvement initiative’, whose goal was the increase of the Company’s liquidity by $125 to $150 million and the reduction of debt by $150 to $200 million in the subsequent two years. The purpose of the initiative was to position the Company for long-term success and increased shareholder value.

As of December 31, 2021, the Company had:

•	Raised $407 million of gross equity capital in 2021;

•	Reduced total long-term debt by $454 million in 2021;

•	Settled the appraisal action; and

•	Announced that it was on-track to exceed the free cash flow improvement of $50 million per annum in 2022.

Between December 31, 2021 and the date of this Offer, the Company:

•	Amended its previously reported debt facility from B. Riley Commercial Capital, LLC (“B. Riley”) to include automatic maturity extensions for a revolving credit facility, which substantially reduces the Company’s 2023 debt maturities (with the B. Riley facility having a current balance of approximately $72 million), and provides for additional liquidity of up to $50 million, increasing flexibility of the Company’s capital structure; and

•	Closed a Revolving Loan Exchange and Prepayment Agreement with the financial institutions acting as revolving lenders under its First Lien Credit Agreement dated as of July 12, 2017, with all of the amounts outstanding under the Company’s revolving facility being prepaid with $50 million of cash and the remainder exchanged for $50 million of 11.500% First-Priority Senior Secured Notes due 2026; as a result, there are no further senior debt maturities in 2022.

The Company believes that the current price for the Common Stock does not reflect these accomplishments or the intrinsic value of the Company. The Company is making the Offer to enable stockholders interested in becoming long term shareholders to earn a dividend while preserving their rights to participate in the growth of the value of the Common Stock in excess of the Conversion Price.

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Thus, the Company believes that the Offer will benefit the holders of its Common Stock as follows:

•	those whose tenders are accepted will hold shares of Series B Preferred Stock that have a liquidation preference equivalent to $1.25 per share of Common Stock, cumulative dividends of 6% per annum and retain the right to participate in future dividends on our Common Stock and the appreciation of our Common Stock above the Conversion Price; the $1.25 liquidation preference per common share equivalent of the Series B Preferred Stock represents a 257% increase over the last reported sales price of our Common Stock as of April 15, 2022, on The Nasdaq Capital Market;

•	those who do not exchange may benefit more from future share value accretion from the current price up to $1.25 per share Conversion Price as a result of the reduced number of shares outstanding; and

•	the Company also understands that certain beneficial owners of Common Stock who desired to tender their shares in the Prior Exchange Offer, were unable to do so due to logistical issues with their brokerage firms. The Company is also conducting this Offer to enable those persons to participate on substantially the same basis as the Prior Exchange Offer.

•	What are the effects of the Offer on the ownership structure of the Company?

Holders of Common Stock who do not exchange their shares will see their percentage ownership of our outstanding Common Stock increase, however, the Common Stock will be junior to the Series A Preferred Stock, the Series B Preferred Stock and any other class of preferred stock in respect of the right to receive payment and rights upon liquidation. The voting power of holders of Common Stock will also be diluted by the voting power of the Tandem Preferred Stock to be issued as part of the Tandem Stock Dividend. In addition, depending on the number of shareholders that elect to tender some or all of their shares of Common Stock in the Offer, there may be fewer shares of Common Stock held by non-affiliated shareholders, and there may therefore be fewer transactions in the shares of Common Stock resulting in lower liquidity than currently.

•	When does the Offer expire?

The Offer will expire at 11:59 p.m., New York City time, on May 16, 2022 (unless the Offer is extended). If you hold your stock through a broker or other nominee, the broker or other nominee will likely have an earlier deadline by which you must give them instructions. Each broker and nominee is different and you must follow the applicable requirements and deadlines of your broker or nominee. See “The Offer — Expiration Date; Extensions; Amendments”.

•	What securities are being sought in the Offer and what will I receive in the Offer?

Holders of Common Stock are being offered the opportunity to exchange each 20 shares of Common Stock they own for one share of Series B Preferred Stock having a liquidation preference equal to the $25.00 (equivalent to $1.25 per share of Common Stock) (the “Exchange Ratio”), provided that (1) Common Stock must be tendered in increments of 20 shares, and (2) the aggregate liquidation preference of the Series B Preferred Stock issued to all tendering stockholders in the Offer will not exceed $125,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange.

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In the event that a number of shares of Common Stock is tendered in the Offer that would require us to issue in excess of $125,000,000 aggregate liquidation preference of Series B Preferred Stock, then all tenders will be accepted on a pro rata basis (based on increments of 20 shares) such that the aggregate liquidation preference of the Series B Preferred Stock issued in the Offer does not exceed $125,000,000. See “The Offer — Prorating”.

•	If I participate in the Offer, what is the effective yield of the Series B Preferred Stock that I receive?

The effective yield of the Series B Preferred Stock to a holder of Common Stock whose shares are accepted for exchange in the Exchange Offer will be equal to the $1.50 per share of Series B Preferred Stock dividend rate, divided by the holder’s basis in the applicable 20 shares of Common Stock. If a holder would have purchased 20 shares of Common Stock at the last reported sale price of Common Stock on April 15 of $0.35, the effective dividend yield would have been 21.4%.

•	Will the Series B Preferred Stock be freely tradable?

In making the Offer, we are relying on the exemption from the registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the Series B Preferred Stock. Under that exemption, if Common Stock tendered is freely tradable, the Series B Preferred Stock received in the exchange will be freely tradable.

If the Common Stock tendered in the exchange is restricted, the Series B Preferred Stock will be restricted to the same degree.

The Series B Preferred Stock began trading on The Nasdaq Capital Market under the symbol “XelaP” on March 23, 2022. The Series B Preferred Stock trades “flat,” meaning that purchasers do not pay and sellers do not receive any accrued and unpaid interest on the Series B Preferred Stock that is not included in the trading price. See “Risk Factors — There may not be an active trading market for the Series B Preferred Stock”.

•	Is there a maximum size of the Offer?

For the Offer, yes. We will accept up to 100,000,000 shares of Common Stock. This represents approximately 20.6% of our outstanding Common Stock as of April 15, 2022. If more than 100,000,000 shares are tendered, we will only accept 100,000,000 shares of Common Stock, to be allocated among the tendering stockholders on a pro rata basis (based on increments of 20 shares).

•	Are there any conditions to the Offer?

Yes. The Offer is conditioned on the closing conditions described under “The Offer — Conditions to the Completion of the Offer”. We will not be required, but we reserve the right, to waive any of the conditions of the Offer (to the extent permitted by applicable law) and accept for exchange any shares of Common Stock tendered (or, alternatively, we may elect to terminate the Offer) if any of the conditions of the Offer as described under “The Offer — Conditions to the Completion of the Offer” remain unsatisfied.

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•	Under what circumstances may the Offer be terminated?

The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See “The Offer.”

•	How will I be notified if the Offer is extended, amended or terminated?

We, in our sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release or filing an amendment to the Schedule TO with the U.S. Securities and Exchange Commission. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Offer. See “The Offer — Expiration Date; Extensions; Amendments.”

•	If I choose to tender my shares of Common Stock for exchange, do I have to tender all of my shares of Common Stock?

No. You may tender all of your shares of Common Stock, a portion of your shares of Common Stock or none of your shares of Common Stock for exchange. See “The Offer — Terms of the Offer”.

•	May I withdraw my tender of shares of Common Stock?

Yes. You can withdraw shares of Common Stock previously tendered for exchange at any time before the Expiration Date. The Expiration Date is 11:59 p.m., New York City time, on May 16, 2022, unless extended as described in the Offer Documents. See “The Offer — Right of Withdrawal”.

•	What happens if I do not participate in the Offer, or if my shares of Common Stock are not accepted in the Offer because of prorating?

If you currently hold shares of Common Stock and do not tender them or if your shares of Common Stock are not accepted in the Common Stock Offer because of prorating, your shares of Common Stock will continue to be issued and outstanding. See “The Offer — Terms of the Offer” and “The Offer — Prorating”.

•	How will I be taxed on the exchange of my shares of Common Stock?

The exchange of Common Stock for Series B Preferred Stock under the Offer is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Offer so qualifies, the following U.S. federal income tax consequences will generally result from the transaction:

•	No gain or loss will be recognized on an exchange;

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•	Stockholders’ holding period for the Series B Preferred Stock received in an exchange will include the holding period of the Common Stock exchanged in this Offer; and

•	Stockholders’ initial tax basis of the Series B Preferred Stock received in an exchange will be equal to the adjusted tax basis of the Common Stock exchanged.

See “Certain Material Income Tax Considerations” for further discussion regarding U.S. federal income tax consequences

•	What is the status of the Company’s “at-the-market” program?

The Company’s “at-the-market” program has expired. Upon the conclusion of the Offer, we may determine to establish a new “at-the-market” program.

•	Has the Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the making of the Offer. However, the Board of Directors has not made any recommendation as to whether you should tender your shares of Common Stock pursuant to the Offer. You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•	What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.

In the Offer, the Company is seeking to exchange approximately 20.6% of its Common Stock for Series B Preferred Stock. The Company has been informed by its Executive Chairman, Mr. Par Chadha, that he plans to fully participate in the Offer, provided that if the Offer is fully subscribed, he intends to limit his participation in the Offer to 20.6% of his Common Stock. The Company has been informed by other officers and directors that they are considering tendering their Common Stock in the Offer. As a result, it is likely that that one or more of our directors or executive officers that own shares of Common Stock will elect to tender some of their shares in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.

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•	Who will pay the fees and expenses associated with the Offer?

We will bear all of our fees and expenses incurred in connection with consummating the Offer. No brokerage commissions are payable by the stockholders to the Information Agent, the Exchange Agent or us. See “The Offer — Fees and Expenses”.

•	Who can answer questions concerning the Offer?

Requests for assistance in connection with the tender of your shares of Common Stock pursuant to the Offer may be directed to the Information Agent for the Offer, D.F. King & Co., Inc. at (toll-free) (888) 644-6071 or (collect) (212) 269-5550 or email: exela@dfking.com

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